[Winn-Dixie Letterhead]

November 24, 2009

VIA HAND DELIVERY AND EDGAR

David L. Orlic, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Winn-Dixie Stores, Inc.
Schedule TO-I
Filed on November 9, 2009
File No. 005-32516

Dear Mr. Orlic:

This letter sets forth the responses of Winn-Dixie Stores, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Schedule TO-I (the “Schedule TO”) filed by the Company on November 9, 2009. The Staff’s comments were provided to the Company in a letter dated November 17, 2009; members of the Staff discussed certain of these comments and the responses of the Company with representatives of our counsel, King & Spalding LLP, in a telephone conference on November 20, 2009.

Concurrently with the delivery of this letter, the Company has filed Amendment No. 1 to the Schedule TO (“Amendment No. 1”). Amendment No. 1 contains revisions to the Schedule TO in response to the Staff’s comments. The Company has copied each of the Staff’s comments, prior to providing the Company’s response.

General

Comment 1:	We note that the number of shares underlying New Option Grants will be determined with reference to the closing price of your common stock on the expiration date of the offer, and will not be announced until the day after expiration. Thus, security holders will not know all of the material terms of the offer until shortly before or even after expiration, which is inconsistent with Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. Please advise or revise your offer.

Winn-Dixie Stores, Inc.

November 24, 2009

Response 1:	The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company believes that the Schedule TO complies with Item 4 of Schedule TO and Item 1004(a) of Regulation M-A, as follows:

Rationale for Structure of Exchange Offer. The exchange offer has been designed to be expense neutral to the Company for accounting purposes. The fair value, for accounting purposes, of the New Option Grants will be approximately equal to the fair value of the Eligible Option Grants tendered for exchange, at the time immediately prior to the Eligible Option Grants being cancelled. The Company believes that this structure best achieves its compensatory objectives and is in the best interest of its shareholders, as the exchange offer may be completed without adversely affecting the Company’s reported earnings. For Company associates participating in the exchange offer, the fair value of Eligible Option Grants being exchanged will be approximately equal to the fair value of New Option Grants being received. The Company also notes that proxy advisory services generally require that option exchange programs be structured as value-for-value exchanges, so that they will not be dilutive to shareholders of companies that engage in such programs.

Disclosure Regarding Material Terms of Offer. The Company recognizes that Eligible Optionholders will not know the final number of New Option Grants that they will receive for the Eligible Option Grants tendered for exchange until shortly after the close of the stock market on the date the exchange offer expires (currently scheduled for December 8, 2009). It is only then that the Company will be able to compute the exchange ratios to be used in the exchange offer. The Offer to Exchange explains that the actual number of New Option Grants granted in exchange for exchanged Eligible Option Grants will be determined based upon the closing price of our common stock on the Expiration Date of the exchange offer, as well as other valuation assumptions. Regardless of the exchange ratios and exercise prices that will be used in the exchange, the Offer to Exchange assures Company associates participating in the exchange offer that the fair value of Eligible Option Grants being exchanged (determined on the basis described in the Offer to Exchange) will be approximately equal to the fair value of the New Option Grants being received. Accordingly, we believe that the exact number of shares that will be included in the New Option Grants is not itself a material term of the offer.

Furthermore, concurrently with the filing of Amendment No. 1, the Company will distribute a supplement to the exchange offer to all Eligible Optionholders who may participate in the exchange offer notifying them that, by 6:00 p.m. Eastern Time on the date the exchange offer expires, the Company will notify them of the final exchange ratios and the closing price of the stock on such date (the “Expiration Date Information”). This supplement will advise the Eligible Optionholders that the Expiration Date Information will be provided by means of

Winn-Dixie Stores, Inc.

November 24, 2009

an e-mail message to each Eligible Optionholder and that any Eligible Optionholder will also be able to receive this Expiration Date Information by calling a specified telephone number. We note that Eligible Optionholders will receive the Expiration Date Information several hours before the Expiration Date (currently scheduled for 11:59 p.m. Eastern Time on December 8, 2009) and that they will have sufficient time to consider whether to tender or withdraw their Eligible Option Grants after they receive the Expiration Date Information. The Company has included such form of supplement as Exhibit (a)(1)(K) to the Schedule TO, which is filed with Amendment No. 1. Also, the Company has included the form of communication that will be used to provide the Expiration Date Information as Exhibit (a)(1)(L) to the Schedule TO, which is filed with Amendment No. 1.

In addition, the Company respectfully refers the Staff to the Eligible Option Information Sheet included with the Election Form (Exhibit (a)(1)(C) to the Schedule TO). An Eligible Option Information Sheet was distributed to each Eligible Optionholder containing personalized information relating to such Eligible Optionholder, including (1) each tranche of Eligible Options granted to such Eligible Optionholder that is subject to the exchange offer, (2) the applicable option exercise price for each such tranche of Eligible Option Grants, (3) the number of shares underlying such Eligible Option Grants, and (4) hypothetical examples of the number of New Option Grants that may be granted in the Exchange Offer, at various assumed exercise prices. Concurrently with the filing of Amendment No. 1, the Company will distribute updated Eligible Option Information Sheets to each Eligible Optionholder who may participate in the Exchange Offer that reflect hypothetical examples based on recent stock prices and other information relevant in determining the exchange ratios. A form of such updated Eligible Option Information Sheets will be included in Exhibit (a)(1)(K) to the Schedule TO, which is filed with Amendment No. 1.

Legal Analysis. The Staff has commented on the Company’s compliance with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A, which requires that the exchange offer documents specify the material terms of the exchange offer.

The Company believes that its exchange offer satisfies the objective of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of protecting offerees by ensuring that its Eligible Optionholders have information regarding the material terms of the exchange offer throughout the exchange offer period and an opportunity for tenders and withdrawals after the final exchange ratios have been communicated to them. A key feature of the Company’s program is its disclosure of material information to Eligible Optionholders regarding, among other things, (i) the structure of the exchange offer, (ii) the methodology for calculating the exchange ratio, which is objective and remains fixed throughout

Winn-Dixie Stores, Inc.

November 24, 2009

the exchange offer, (iii) hypothetical exchange ratios based upon assumed closing prices which the Company believes are likely to approximate the closing price on the date the exchange offer expires, and (iv) the relative value relationship between the Eligible Option Grants and the New Option Grants, which does not change; and the Company’s plans and ability to rapidly disseminate the final exchange ratios and closing price information to the limited pool of Eligible Optionholders, after the determination of the actual exchange ratios.

Conclusion. The Company believes that the information to be disseminated after the determination of the exchange ratios and prior to the expiration time, when considered with the information to be distributed to Eligible Optionholders on the date hereof (concurrently with the filing of Amendment No. 1), will provide Eligible Optionholders with adequate knowledge about the material terms of the exchange offer and sufficient time to consider whether to tender or withdraw following the announcement of the final exchange ratios for the exchange offer. As such, the Company respectfully submits that Eligible Optionholders will have knowledge about the material terms of the exchange offer, such that the requirements of Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation MA have been met.

Comment 2:	In the answer to question 10 on page 3, you refer to an Eligible Option Information Sheet that you furnished to security holders. We are unable to locate this document in your filed materials. Please direct us to this disclosure, or file a form of this document as an exhibit to your Schedule TO. See Item 1016(a) of Regulation M-A.

Response 2:	The Company respectfully refers the Staff to the Eligible Option Information Sheet included with the Election Form (Exhibit (a)(1)(C) to the Schedule TO). As discussed in Response 1, the Company has filed an updated form of the Eligible Option Information Sheet in Exhibit (a)(1)(K) to the Schedule TO, which is filed with Amendment No. 1. Since each Eligible Option Information Sheet was tailored for each Eligible Optionholder, the Company only included the form of the Eligible Option Information Sheet. (For the reference of the Staff, we are enclosing with this letter two samples of these Eligible Option Information Sheets, with the names of the Eligible Optionholders redacted.)

Comment 3:	If you revise your offer in response to the previous comment, please consider providing sufficient time for security holders to consider whether to tender or withdraw following the announcement of the material terms of the offer. In this regard, Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) require that you extend the offering period for any increase or decrease in the consideration offered so that at least ten business days remain in the offer after the information is first sent to security holders. If you do not intend to so extend, please provide us with your detailed legal analysis supporting your conclusion.

Winn-Dixie Stores, Inc.

November 24, 2009

Response 3:	As discussed in Response 1, the Company believes that the Schedule TO describes all material terms of the exchange offer. Further, the Company does not believe that (1) the additional information regarding the distribution of the Expiration Date Information on the date the exchange offer expires, (2) the updated Eligible Option Information Sheets or (3) the Expiration Date Information to be distributed on the date the exchange offer expires are material terms of the exchange offer; therefore, the Company has concluded that no extension of the offer period is necessary.

Comment 4:	Given the nature of the comments contained in this letter, please tell us whether you intend to redisseminate offer documents to include additional and/or revised information. If not, please provide us with your detailed legal analysis supporting your conclusion.

Response 4:	The Company will distribute additional information regarding the timing of the distribution of the final exchange ratios and the updated Eligible Option Information Sheets. Also, the Company has included the form of communication to be distributed on the date the exchange offer expires as Exhibit (a)(1)(L) to the Schedule TO, which is filed with Amendment No. 1.

In addition, pursuant to the Staff’s letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Please feel free to call the undersigned at (904) 783-5000 with any questions concerning the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Larry B. Appel
Larry B. Appel
Senior Vice President, Human Resources & Legal,
General Counsel

cc: Mr. Jeffrey M. Stein — King & Spalding LLP